U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
THE SECURITIES AND EXCHANGE ACT OF 1934

AMERICA FIRST ASSOCIATES CORPORATION
 (Name of Small Business Issuer in its Charter)

Delaware	11-324688
(State or other jurisdiction of incorporation or organization)	(IRS Employer I.D. Number)

94 Covert Avenue Stewart Manor, New York	11530
(Address of principal executive offices)	(Zip Code)

(516) 437-0866
(Issuer's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $0.001
(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business Development

America First Associates Corp. (the "Company") is engaged in many aspects of the securities business. Our primary business is providing securities brokerage and investment services to individuals by online trading through the Internet and distributing money market and other mutual fund shares. We also trade securities for our own account. These transactions are our main source of revenue.

We offer investment banking services primarily by raising private capital with accredited investors for corporate clientele. These services are offered on a negotiated basis and are subject to current market conditions.

We were incorporated in the state of Delaware in February, 1995, and received our authorizations to engage in securities brokerage and investment services. We began operations in November 1995. From the commencement of our operations until 1999, our securities brokerage and investment services were offered through registered representatives (i.e. stockbrokers). In 1998, we recognized the popularity of the Internet and we dedicated our efforts to developing an online trading system. After acquiring computers and software for our current online trading system, we began online trading in 1999. We identify our self under the name of "AFTrader" and are displayed as AFTrader on our website.

We currently employ three registered representatives who are available to assist incoming calls from clientele and generally solicit the distribution of money market and mutual fund shares.

All of our securities transactions are cleared on behalf of our customers on a fully disclosed basis through a clearing firm. In a fully disclosed clearing transaction, our customer's identity is known to our clearing firm and the clearing firm physically maintains the customer's account and performs a variety of services as an agent for us. The clearing firm generates service charges from us and also derives interest revenue in connection with extending credit to our customers so those customers can purchase securities on margin.

The Company is a member of the National Association of Securities Dealers, Inc., (NASD), the Securities Investor Protection Corporation (SIPC), and is registered with the Securities and Exchange Commission (SEC).

(b) Business of Issuer

The Company provides a full line of retail brokerage services which include stocks, bonds and mutual funds. Individual investors account for the majority of the online trades and mutual fund sales. We also engage in trading activities for our account and we offer investment banking services primarily raising private equity for both private and public corporations. For the year ending December 31, 2003, revenues attributable to online brokerage services amounted to approximately $700,000, mutual fund sales $50,000 and for trading our own account $225,000.

Brokerage

Our primary activity is providing securities brokerage and investment services by online trading through the Internet and distributing money market and other mutual fund shares. For our fiscal year 2003, approximately ninety percent of our commission revenues or $700,000 is attributable to commissions generated for listed equities, over-the-counter equities, and corporate bonds with approximately seven percent of our commission revenues attributable to mutual fund sales or $50,000.

We conduct our retail brokerage business at our home office where we currently have three account representatives. We currently do not maintain any branch office. All of our retail brokerage business transactions are introduced for clearance to another broker-dealer on a fully disclosed basis. We generate commission revenue when we act as a broker, on an agency basis, or as a dealer, on a principal basis, to effect securities transactions for individual and institutional investors. We execute both listed and over-the counter-agency transactions for customers. We sell a number of professionally managed mutual funds and maintain dealer-sales agreements with most major distributors and mutual fund shares sold through broker-dealers.

While most of our retail brokerage transactions are made via the Internet, our retail sales division consists of three registered representatives who offer our customers assistance on trades through our toll-free telephone number as well as through an interactive touch-tone trading platform which is active for twenty-four hours a day. Our registered representatives generally offer professionally managed mutual funds. The retail brokerage is overseen by Mr. Ricupero.

Investment Banking

Mr. Ricupero manages the investment banking services offered by the Company. These investment banking activities involve the raising of private equity generally for private and public companies. Our investors typically are small cap funds, hedge funds, private investment partners, and high worth accredited individuals. Current market conditions have limited the Company's activities for the raising of private equity.

In general, the Company assists in the preparation of offering documents for compliance with federal and state securities laws and solicits investors consisting of accredited individuals and institutions. The Company, through Mr. Ricupero assists the issuer with the structure of the financing (i.e. debt or equity) or a combination thereof. Recent market conditions have not been favorable for our investment banking activity but we intend to continue to review possible private equity financing to increase our revenue.

Trading for Our Own Account

We buy and sell securities for our own account from available funds. These transactions are managed by Mr. Ricupero and for the twelve months ended December 31, 2003, revenues amounted to $226,628. We intend to continue such transactions as long as funds are available for such purposes.

Our Clearing Firm

U.S. Clearing Corp. (USC) provides execution and clearing services on a fully disclosed basis to our customers. In a fully disclosed clearing transaction, our customer's identity is known to USC and USC physically maintains the customer's account and performs a variety of services as agent for us. USC generates service charges from its clearing operations and also derives interest revenue in connection with extending credit to our customers to enable those customers to purchase securities on margin. USC also extends credit directly to us to the extent we hold securities positions for our own account.

The execution and clearing process requires the performance of a series of complex steps, many of which are accomplished with date processing equipment. The execution process begins when we accept our customer's order for the purchase or sale of securities and electronically transmit the order to USC's data center for processing. USC, in turn, routes the order to the market in which it believes it can effect the best execution. In the execution of some listed and some over-the-counter transactions, USC receives payment for that order flow. At the time of execution, a written confirmation containing the details of each transaction is automatically produced and delivered to us and posted to the customer account.

USC clears the transaction by taking possession of our customer's cash, if securities are being purchased, and if securities are being sold, by delivering cash or certificates to the broker for the other party to the transaction. USC collects the money from our customers, due on the transaction, including the commission charged by us, deducts from the commission the charge for execution and clearing and any other amounts due to USC, and remits the net commission to us on a monthly basis. Cash or certificates received by USC for our customer are either held in the account or delivered to the customer. USC sends the customer a monthly or quarterly statement of their account.

For the year ended December 31, 2003, we paid USC $169,286 for their services. USC offers us insurance coverage over our accounts in addition to standard SIPC protection.

Internet-Based Brokerage Services

The use of the Internet as a tool for obtaining information, communicating and effecting commerce is also rapidly changing the financial service industry in which we compete. The Internet provides self-directed investors the ability to manage their own finances. Online financial services provide investors with a wealth of information about investing, including stock picks, technical charts and analysis and financial corporate news. As a result, investors are very self-reliant and value conscious, manage their own money and are increasingly reluctant to pay high fees to full-service retail brokers. This has led to an increase in market share in the online investing sector of the financial service industry. The entry into the market of electronic or online trading has experienced more investors managing their own investments since the Internet "e-brokerages" were introduced in 1994.

Through our Internet site, http://www.aftrader.com, our clients are provided the following services:

*	Account information, informational services, and educational tools;
*	A review of their securities positions;
*	Confirmation of their buying power and margin balances (if applicable);
*	Stock quotes, order execution, and review of recent trading activity;
*	Pertinent market information and relative earnings reports;
*	Futures and overnight market information; and
*	Major corporate news

We provide these services without charge through the Internet.

Our online trading activity has increased to approximately 7,500 trades per month in the fiscal year 2003 from less than 2,000 trades per month in fiscal year 1999. We have also found that more investors are making their own investment decisions and utilizing the Internet to trade more expeditiously. As technology increases, we intend to continue to commit our capital to the most current technology.

Our Business Strategy

We believe that we have been successful in creating a high level of service in the financial service industry by using current technology to provide clients fast and reliable executions on their transactions, real-time market information and research. Our strategy is designed to ensure that we capitalize on the growth of the online brokerage industry. We intend to do this by enabling our clients the ability to access relevant market information, providing a broad range of financial products as well as establishing AFTrader as a dominant brand in online trading. We believe that opportunities exist in the financial services industry for a company that is able to provide investors with the overall cost-savings created by (1) $9.95 trade executions, (2) access to real-time market information, and (3) the convenience of trading over the Internet, as opposed to the costs associated with in-house registered representatives who require a commission of approximately 50% of the concession on trading activities thereby increasing the cost to clientele. We consistently analyze new technologies and communication mediums, including the Internet to enable our clients to make their own investment decisions for their financial future.

Our goal is to become a leader in the financial services industry and build market share by capitalizing on the changes occurring in the financial services industry and providing our clients with specialized services for competitive, fully disclosed commission rates. We intend to achieve our goal by:

* Providing value to our clients at the lowest overall cost. By maintaining a direct interface, over dedicated data lines, with the execution system of USC, we are able to provide our clients with fast and reliable price execution and trade efficiency. With the use of these electronic execution systems, we are able to reduce commissions to our Internet clients.
* Providing our clients with value-added services, including access to well-trained brokers and real-time market information. In addition to providing our clients with lower overall costs for effecting trades, we also provide our clients with the products and services provided by full-service firms, including access to experienced brokers and real-time electronic news information and research reports. Our representatives are also available by telephone in the event of electronic systems failures. We believe our team of representatives offers our clients more than just execution services. We provide our clients and representatives with electronic research and electronic news from an ever-growing database of news vendors to enable them to make better informed business decisions. As the Internet expands, research and market news become available 24 hours per day.
* Use of the Internet and other advertising outlets to efficiently market and distribute our services to build brand awareness and increase our customer base. We intend to establish AFTrader as a major brand in online discount trading. In order to achieve this goal we need to retain and attract online brokerage customers by promoting our services through many different media outlets, such as the Internet and various print ads.
* Expanding our access to international customers. We intend to increase our customer base and increase our brand awareness by expanding our access to international customers.

Strategic relationship. We realize the following benefits from our relationship with USC:

* quality safekeeping and protection on entire net equity (cash and securities) on all accounts;
* ability to participate in a large database of no-load mutual funds; and
* professional and prompt handling of institutional and managed accounts.

Sales and Marketing

As evidence that a demand exists for our services, to date we have experienced significant growth in obtaining new customer accounts since the commencement of our conversion to electronic trading, all without a formal marketing program. However, following the completion of our private placements, in which we raised total proceeds of $1,900,000, we have commenced marketing efforts to increase our presence and name brand recognition to attract new clients. Most of our marketing efforts directed to internet users. We intend to expand our market share through, among other things, advertising on our own and other Web sites and a public relations program. From time to time, we may choose to increase spending on advertising to target specific groups of investors or to decrease advertising expenditures in response to market conditions.

Initially, we intended to focus our marketing efforts towards online advertising through popular Websites such as, YahooFinance.com, Overture and Google. Currently we have seen our customer base grow from less than 1,000 accounts in 1998 to approximately 6,000 in 2003; directly in part of an increased advertising budget, word of mouth and brand recognition as a deep discount brokerage firm. No one customer accounts for more than two percent of commissions earned.

Competition

The market for discount brokerage services, particularly electronic brokerage services, is new rapidly evolving and intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. We encounter direct competition from numerous other brokerage firms, many of which provide electronic brokerage services which we currently do not provide. These competitors include discount brokerage firms like Charles Schwab & Co., Inc., Ameritrade and E*Trade Group, Inc. We also encounter competition from established full-commission brokerage firms, as well as financial institutions, mutual fund sponsors and other organizations, some of which provide electronic brokerage services.

We believe that the principal competitive factors affecting the market for our brokerage services are speed and accuracy of order execution, price and reliability of trading systems, quality of client service, amount and timeliness of information provided, ease of use, and innovation. Based on management's experience and the number of accounts opened to date, we believe that we presently compete effectively with respect to each of these factors.

A number of our competitors have significantly greater financial, technical, marketing and other resources. Some of our competitors also offer a wider range of services and financial products, have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or changing opportunities, technologies, and client requirements, and may be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. We expect that new competitors or alliances among competitors will emerge and may acquire significant market share.

There can be no assurance that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

Government Regulation

Broker-Dealer Regulation

The securities industry is subject to extensive regulation under federal and state law. The SEC is the federal agency responsible for administering the federal securities laws. In general, broker-dealers are required to register with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). We are a broker-dealer registered with the SEC. Under the Exchange Act, every registered broker-dealer that does business with the public is required to be a member of and is subject to the rules of the NASD. The NASD has established Conduct Rules for all securities transactions among broker-dealers and private investors, trading rules for the over-the-counter markets, and operational rules for its member firms. The NASD conducts examinations of member firms, investigates possible violations of the federal securities laws and its own rules, and conducts disciplinary proceedings involving member firms and associated individuals. The NASD administers qualification testing for all securities principals and registered representatives for its own account and on behalf of the state securities authorities.

We are also subject to regulation under state law. We are currently registered as a broker-dealer in 50 states, including the District of Columbia. An amendment to the federal securities laws prohibits the states from imposing substantive requirements on broker-dealers which exceed those imposed under federal law. The recent amendment, however, does not preclude the states from imposing registration requirements on broker-dealers that operate within their jurisdiction or from sanctioning these broker-dealers for engaging in misconduct.

Net Capital Requirements; Liquidity

As a registered broker-dealer and member of the NASD, we are subject to the Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered brokers-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments ("haircuts"), which reflect the possibility of a decline in the market value of an asset prior to disposition.

Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require the firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a shareholder, employee or affiliate, if the payment would reduce the firm's net capital below a certain level.

The Net Capital Rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to shareholders, employees or affiliates ("capital withdrawal") if the capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the Net Capital Rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under certain subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

A change in the Net Capital Rule, the imposition of new rules or any unusually large charge against net capital could limit those of our operations that require the intensive use of capital, such as the financing of client account balances, and also could restrict our ability to pay dividends, repay debt and repurchase shares of our outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could harm our business.

We are a member of SIPC which provides, in the event of the liquidation of a broker-dealer, protection for clients' accounts up to $500,000, subject to a limitation of $100,000 for claims for cash balances. Our clients are carried on the books and records of the Clearing Firm. The Clearing Firm has obtained $100 million of insurance for security positions and $100,000 for cash balances for the benefit of our clients' account that is supplemental to SIPC protection.

Additional Regulation

Due to the increasing popularity and use of the Internet and other online services, various regulatory authorities are considering laws and/or regulations with respect to the Internet or other online services covering issues such as user privacy, pricing, content copyrights, and quality of services. In addition, the growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Moreover, the recent increase in the number of complaints by online traders could lead to more stringent regulations of online trading firms and their practices by the SEC, NASD and other regulatory agencies. Furthermore, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes and personal privacy is uncertain and may take years to resolve. Finally, as our services are available over the Internet in multiple states and foreign countries, and as we have numerous clients residing in these states and foreign countries, these jurisdictions may claim that our Company is required to qualify to do business as a foreign corporation in each such state and foreign country. While our Company is currently registered as a broker-dealer in all 50 states including the District of Columbia, we are qualified to do business as a foreign corporation in only a few states; failure by our Company to qualify as a broker-dealer in other jurisdictions or as an out-of-state or "foreign" corporation in a jurisdiction where it is required to do so could subject our Company to taxes and penalties for the failure to qualify. Our business could be harmed by any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the applications of existing laws and regulations to the Internet and other online services.

Employees

We currently have 3 full-time registered representatives. No employee is covered by a collective bargaining agreement or is represented by a labor union. We consider our employee relations to be excellent. We also have entered into independent contractor arrangements with other individuals on an as-needed basis to assist with programming and developing proprietary technologies.

(c) Reports to Security Holders

In November 2003 the Company filed Form 15D, which removed the requirement to file quarterly and annual reports. We had filed the required reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934 prior to that. These reports included the Company's annual report on Form 10-KSB, quarterly financial reports on Form 10-QSB, and reports on Form 8-K. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 5th Street, N.W. Washington, DC 20549, which include audited financial statements. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains and Internet site which contains reports, proxies and information statements, and other information regarding us that are filed electronically with the SEC at its site (http://www.sec.gov). Our Internet address is http://www.aftrader.com:

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion of the financial condition and results of financial condition and the results of operation of the Company should be read in conjunction with the Consolidated Financial Statements and the related Notes and other financial information included elsewhere in this Registration. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under Risk Factors and elsewhere in this Registration.

Overview

America First Associates Corporation (The "Company") has conducted its operations as a fully disclosed brokerage firm registered with the Securities and Exchange Commission, the National Association of Securities Dealers and 50 state securities divisions including the District of Columbia and Puerto Rico. The Company is a provider of cost-effective, full-service online financial service targeting the rapid growth momentum of individual investors who utilize the Internet for their personal investment objectives. The Company provides customers the ability to buy and sell securities, mutual funds, bonds and other investment financial instruments as well as providing clients with 24 hour account access and real-time electronic information on stocks, market indices, analysts' research and news. The Company plans to continue to provide quality service to our current customers while increasing brand awareness and customer loyalty. Management's strategy is to expand the Company's business and operations by strategically using the Internet and other advertising outlets to efficiently market and distribute our services to potential customers and build brand awareness on a national level to increase our customer base.

Results of Operations

Fiscal Year Ended December 31, 2003, compared to Fiscal Year Ended December 31, 2002

Total revenue for the fiscal year ended December 31, 2003, were $989,952, an increase of 159%, as compared to revenues of $381,804 for the fiscal year ended December 31, 2002. The increase in total revenue is attributed to the significant increase in online trading and gains on Investments. Revenues from syndicate income (i.e. private placement, pipes and participation of IPO's) decreased to non existent for the fiscal year ended December 31, 2003 from $67,548 for the fiscal year ended December 31, 2002. Revenues from commissions increased by 153%, to $754,446 for the fiscal year ended December 31, 2003 from $297,848 for the fiscal year ended December 31, 2002 due primarily to an increase in overall trading activity by online traders. Revenues from principal transactions increased to $226,628 for the fiscal year ended December 31, 2003 from a loss of $331,546 for the fiscal year ended December 31, 2002 an increase of 168%. Interest and other income decreased to $8,878 for the fiscal year ended December 31, 2003 from $16,408 for the fiscal year ended December 31, 2002 due to a decrease in lower interest paid on U.S. Obligations purchased by the firm.

Total expenses increased by $119,443, or 18% to $793,082 for the year ended December 31, 2003 from $673,639 for the year ended December 31, 2002. As a result of the decrease in syndicate income (directly related to commissions paid on private placement, IPO's as well as other investment banking activity), employee compensation and benefits increased by 11%, to $302,660 for the fiscal year ended December 31, 2003 from $273,217 for the fiscal year ended December 31, 2002. As we continue to grow we will need additional employees to service our growing customer base; therefore we anticipate a proportionate increase in employee compensation and benefit expenses. Clearing charges represent payments to our clearing firm who facilitate our clients' transactions. Such expenses decreased by $15%, to $169,286 for the year ended December 31, 2003 from $195,527 for the year ended December 31, 2002.

Consulting and professional fees increased to $44,319 for the year ended December 31, 2003 from $18,336 for the year ended December 31, 2002.

Communications and data processing expense decreased to $19,884 for the year ended December 31, 2003 from $23,988 for year ended December 31, 2002.

Business development costs consist of advertising costs which have mostly been for online and print advertising to obtain new clients. These expenses increased 68% to $16,982 for the year ended December 31, 2003 from $10,121 for the year ended December 31, 2002 as the Company increased its planned advertising and promotional efforts, mainly attributed to obtaining new clients.

Occupancy costs increased to $131,120 for the year ended December 31, 2003 from $51,300 for the year ended December 31, 2002. Rent increased because of a move from NYC to Long Island where the Company now leases approximately 3700 sq. ft. Regulatory and Registration fees increased to $24,281 for the year ended December 31, 2003 from $18,682 for the year ended December 31, 2002. We anticipate an increase in regulatory and registration fees due to the expected need of hiring additional series 7 registered representatives to service an increased customer base.

Depreciation and Amortization costs for the years ended December 31, 2003 and 2002 were $4,322 and $2,160. The need for additional computers is dependant on the firm's growth. Therefore, as we continue to expand and purchase additional hardware, the Company anticipates that these costs will increase.

Travel and entertainment decreased to $13,968 for the year ended December 31, 2003 from $30,724 for the year ended December 31, 2002. Other expenses which include office supplies and expenses increased to $66,260 for the year ended December 31, 2003 from $49,584 for the year ended December 31, 2002.

As a result of the foregoing, our net income amounted to $196,870 for the year ended December 31, 2003 as compared to a net loss of $623,381 for the fiscal year ended December 31, 2002.

Liquidity and Capital Resources

Since inception, the Company has financed its operation primarily through the sole shareholder of the firm. In April 1999, the Company sold 1,899,600 shares of common stock in two private placement offerings. The common stock was issue at $1 per share. The two private placement offerings generated total proceeds of $1,900,000. Management believes that the cash proceeds from these offerings, together with the existing cash balances, are sufficient to meet its anticipated working capital and capital expenditure requirements for the next eighteen months. However, the Company may need to raise additional funds in order to support expansion, develop new or enhanced services, respond to competitive pressures or respond to unanticipated requirements. There can be no assurance, however, that additional capital will be available to us on reasonable terms, if at all.

Cash used by operating activities during 2003 were $240,867 as compared $353,318 in 2002. In 2003, the Company had a net profit of $196,870, an increase in assets of $57,880 and a decrease in liabilities of $13,990.

There was no cash used/provided by investing activities for 2002 or 2003. Cash used in financing activities in fiscal 2003 was $125,000 which was paid to shareholders to purchase 449,800 shares, which were later retired.

The Company is subject to the net capital rules of the SEC. At December 31, 2003, the Company had regulatory net capital of $1,022,896 which exceeded the minimum requirements by $922,896. Management anticipates that the Company's total expenditures will be approximately $700,000 during the next twelve months. Based upon our current plans and assumptions relating to our business plan, we anticipate 15% of this expense to go toward marketing our financial services, which will increase the number of users capable of accessing our system. Other expenditures will include, but will not be limited to, employee compensation, insurance, occupancy and equipment rental; communication and data processing,; and expansion of our network and infrastructure.

ITEM 3. DESCRIPTION OF PROPERTY

Our principal executive offices are located in a 3,700 square foot facility at 94 Covert Avenue, Stewart Manor, NY 11530. This facility is occupied on a lease basis, and the annual rent for 2003 was $131,120. We believe our existing facility is a suitable, in good condition and adequate facility for our current business purposes. We also have the ability to open additional offices if needed to expand our operations.
ITEM 4. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information at December 31, 2003, with respect to the beneficial ownership of the common stock of the Company by (a) each person known by us to be the owner of 5% or more of our outstanding common stock; (b) by each officer and director; and (c) by all officers and directors as a group. The named beneficial owner has full voting and investing power with respect to the common stock listed.

Title of Class Amount	Name	Shares of Common Stock Owned(2)	Percent of Class (2)
Common Stock Par Value $.001	Joseph Ricupero	7,118,400	83%
	All officers and directors as a group (1 person)	7,118,400	83%

Mr. Ricupero is the only officer/director currently owning common stock of the Company. On June 1, 2002 Mr. Ricupero has contributed 3,000,000 shares of his common stock to the Company which was retired. The above table reflects such contributions. No compensation was given for the shares.

Mr. Ricupero's business address is in care of the Company, 94 Covert Avenue, Stewart Manor, NY 11530.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

The following table sets forth the names, ages and positions held with respect to each Director and Executive Officer:

Name	Age	Position with the Company
Joseph Ricupero	44	Chief Executive Officer, Secretary and Director

Joseph Ricupero - Chief Executive Officer, Secretary, Director and Financial Operations Officer

Mr. Ricupero is the founder of America First Associates Corp. and is its Chief Executive Officer, Secretary and a Director. Mr. Ricupero has over 18 years of investment banking, brokerage, and trading experience. He has held positions with some of the securities industry leading firms, including Shearson Lehman. Mr. Ricupero has had hands on experience in numerous facets of the securities industry. As an investment banker, Mr. Ricupero was actively involved in analyzing, structuring, and placing a number of corporate finance deals including IPO's, private placements, mergers and acquisitions mainly in the technology and information services field.

Mr. Ricupero serves in a compliance supervisory capacity to ensure and enforce all regulatory agency rules as well as overseeing all trading activity at America First Associates Corp. Mr. Ricupero is educated on all the current regulations regarding trading procedure integration of the SEC order handling rules.

Mr. Ricupero graduated from the State University of New York at Buffalo with a Bachelor of Science Degree in Finance and a Masters Degree in Business Administration in Accounting and Finance. He also holds General Principal and Financial Operations Principal licenses with the NASD.

Directors hold their offices until the next annual meeting of our shareholders and until their successors have been duly elected and qualified or their earlier resignation, removal from office or death. There are currently no committees of the Board of Directors.

Officers serve at the pleasure of the Board of Directors and until the first meeting of the Board of Directors following the next annual meeting of our shareholders and until their successors have been chosen and qualified.

ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth information with respect to the cash compensation, including commissions, during the fiscal year ended December 31, 2003, to Mr. Joseph Ricupero, Chief Executive Officer of the Company. No other compensation was given to any executive officers exceeding $120,000 during the fiscal year.

Name(1)	Principle Capacity in Which Served	Cash Compensation
Jospeh Ricupero	Chief Executive Officer of the Company	$120,000
(1) Excludes possible personal benefits derived by Mr. Ricupero as an officer of the Company for automobile and health insurance. For the year ended December 31, 2003, the cost to the Company for such benefits with respect to Mr. Ricupero was $4,200 for a leased automobile.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company was formed in 1995 with 20,000 authorized shares. Mr. Ricupero was the sole shareholder of the 1,000 shares outstanding, with his contribution of $165,000. On March 29, 1999 the Company increased the authorized shares to 20,000,000. 16,000 shares were issued to Mr. Ricupero for $65,248, of which 136 were immediately returned, so as not to exceed the authorized shares as stated in the Company's Articles of Incorporation. In April 1999 two private placements of 3,000 shares and 166 shares were sold to thirty-nine accredited investors. A six hundred for one stock split effective May 1999 resulted in 12,018,000 shares outstanding.

June 1, 2001, Mr. Ricupero agreed with the Company to retire 3,000,000 shares of his common stock without compensation in order to reduce his holdings in the Company and decrease the Company's outstanding shares, and to increase the percent of ownership for the other shareholders in the Company.

August 21, 2003 the Company authorized the repurchase of 449,800 shares for $125,000 The Company currently has outstanding 8,568,200 shares of Common Stock.

ITEM 8. DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.001 per share, 8,568,200 of which are outstanding.

Each holder of common stock on the applicable record date is entitled to receive the dividends declared by the Board of Directors out of funds legally available therefore, and in the event of liquidation, to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities.

Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to this stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued, fully paid and non assessable

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the Company's common stock and it is not listed on any exchange. The Company plans to apply for listing on the OTC Bulletin Board and anticipates trading by fiscal year ending 2004.

Currently, there are 8,568,200 shares of common stock, par value of $0.001 per share outstanding.

We believe all of the outstanding shares of common stock aggregating 8,568,200 shares of common stock will be eligible for sale pursuant to Rule 144 under the Securities Act of 1933, subject to restrictions of offers and sales of such securities by "insiders" as that term is defined under the Securities Act of 1934 and anticipates trading by fiscal year ending 2004

The shares of common stock outstanding in the Company are held of record by thirty-six shareholders excluding the officer/director.

The Company does not anticipate the payment of cash dividends in the foreseeable future. Payment of cash dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirement and the provisions of Delaware law. There are no restrictions other than set forth herein that are applicable to the ability of the Company to pay dividends on its common stock.

ITEM 2. LEGAL PROCEEDINGS

We or any of our property was not a party, nor do we anticipate it to be a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On February 13, 2004, the Company terminated its relationship with the accounting firm of Joseph Troche, CPA as independent auditor of the Company's financial statements. The termination of the relationship with Joseph Troche, CPA was not the result of any disagreements between the Company and Joseph Troche, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. On February 13, 2004, the Company retained the accounting firm of Bloom & Co., CPA as its new independent auditor to audit the Company's financial statements for the fiscal year ended December 31, 2003. The decision to change accounting firms to audit the Company's financial statements was approved by the Company's Board of Directors on February 13, 2004.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

August 21,2003 the Company authorized repurchase of 449,800 shares for $125,000 The Company currently has outstanding 8,568,200 shares of Common Stock.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted under the Delaware Corporation Law, the Company's Certificate of Incorporation and By-Laws provide for indemnification of a director or officer under certain circumstances with reasonable expenses, including attorneys fees, actually and necessarily incurred in connection with the defense of an action brought against him by reason of his being a director or officer. In addition, the Company's charter documents provide for the elimination of directors' liability to the Company or its stockholders for monetary damages, except in certain instances of bad faith, intentional misconduct, a knowing violation of law or illegal personal gain.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers and controlling persons of the Company, pursuant to any charter, provision, by-law, contract, arrangement, statute or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the securities being registered pursuant to this Registration Statement, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act will be covered by the final adjudication by such court of such issue.

ITEM 6. DISCLOSURE CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures For purposes of rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934 ("Exchange Act") the term "disclosure controls and procedures" refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. Within 90 days prior to the date of this report ("Evaluation Date"), the Company carried out an evaluation under the supervision and with the participation of the Company's Chief Executive Officer and its Chief Financial Officer of the effectiveness of the design and operation of its disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our periodic reports filed under and pursuant to the Exchange Act.

(b) Changes in internal controls

There were no significant changes to our internal controls or in other factors that could significantly affect our internal controls subsequent to the Evaluation Date.

ITEM 7. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The principal accountants for the Company have changed for the years ended December 31, 2003 and 2002. Linder & Linder were paid audit fees in 2002. In 2003, audit fees were paid to Joseph Troche, CPA. On February 13, 2004, the Company terminated its relationship with the accounting firm of Joseph Troche, CPA as independent auditor of the Company's financial statements. On February 13, 2004, the Company retained the accounting firm of Bloom & Co., CPA as its new independent auditor to audit the Company's financial statements for the fiscal year ended December 31, 2003.

The principal accountant has the following table sets forth the aggregate fees billed to us for fiscal years ended December 31, 2003 and 2002 by our auditors: 2003 2002

	2003	2002
Audit Fees (1)	$ 7,875	$ 10,599
Non-Audit Fees:

Audit Related Fees(2)	--	--
Tax Fees(3)	--	--
All other Fees(4)	--	--
Total Fees paid to Auditor	$ 7,875	$ 10,599

(1) Audit fees consist of fees billed for professional services rendered for the audit of America First Associate's annual financial statements and review of the interim financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by our in connection with statutory and regulatory filings or engagements.

(2) Audit-Related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of America First Associate's financial statements and are not reported under "Audit Fees".

(3) Tax fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning (domestic and international). These services include assistance regarding federal and state.

(4) All other fees consist of fees for products and services other than the services reported above. The Audit Committee will considered the role of Bloom & Co., LLP in providing certain tax services to America First Associates and has concluded that such services are compatible with Bloom & Co., LLP's independence as our auditors. In addition, since the effective date of the SEC rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved (which was previously done by the Board of Directors). The Audit Committee will continue to pre-approve all audit and permissible non-audit services provided by the independent auditors.

The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors, pursuant to which it may pre-approve any service consistent with applicable law, rules and regulations. Under the policy, the Audit Committee may also delegate authority to pre-approve certain specified audit or permissible non-audit services to one or more of its members, including the Chairman. A member to whom pre-approval authority has been delegated must report its pre-approval decisions, if any, to the Audit Committee at its next meeting, and any such pre-approvals must specify clearly in writing the services and fees approved. Unless the Audit Committee determines otherwise, the term for any service pre-approved by a member to whom pre-approval authority has been delegated is twelve months.

PART F/S

For the information required by this Item, refer to the Index to Financial Statements on page F-1 of the registration statement.

AMERICA FIRST ASSOCIATES CORPORATION
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

INDEX TO FINANCIAL STATEMENTS

Financial Statements and Independent Auditors Report

BLOOM & CO., LLP 50 CLINTON STREET. HEMPSTEAD. NEW YORK 11550.	TEL : 516 - 486-5900
CERTIFIED PUBLIC ACCOUNTANTS	FAX : 516 - 486-5476

STEVEN BLOOM, CPA	MEMBER OF
FREDERICK PAUKER, CPA	AMERICAN INSTITUTE OF
SIROUSSE TABRIZTCHI, Ph.D. CPA	OF CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
America First Associates Corporation

We have audited the accompanying statement of financial condition of America First Associates Corp. (the Company) as of December 31, 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. The financial statements of America First Associates Corporation as of December 31, 2002, were audited by other auditors whose report dated February 20, 2003, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Associates Corp. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Bloom & Co., LLP
Certified Public Accountant
Hempstead, New York 11550

February 26, 2004

JOSEPH TROCHE********Certified Public
Accountant
32 Main Street, Hastings on Hudson NY 10706, Tel. 914-478-1432; fax 914-478-1315

INDEPENDENT AUDITORS'
REPORT

 To the Board of Directors and Stockholders

America First Associates Corp.

I have audited the accompanying statement of financial condition of America First Associates Corp. as of December 31, 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Associates Corp. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index to the financial statements is presented to comply with the rules and regulations under the Securities and Exchange Act of 1934 and is not otherwise a required part of the basic financial statements. The supplemental schedule for the year ending December 31, 2002 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects the financial date required to be set forth therein in relation to the basic financial statements taken as a whole.

Joseph Troche,
CPA Certified Public Accountant

Hastings on Hudson, NY

February 20, 2003

AMERICA FIRST ASSOCIATES CORPORATION
STATEMENT OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Assets

Cash and cash equivalents	$ 302,472	$ 668,339
Securities owned- marketable at market	683,667	309,989
Deposit with clearinghouse organization	100,599	101,577
Accounts receivable	80,981	--
Office furniture and equipment, net of accumulated depreciation of $8,390 and $23,251 in 2003 and 2002, respectively	--	4,322
Prepaid expenses	21,448	16,055
Other assets	170	31,175

Total Assets	$ 1,189,337	$ 1,131,457

Liabilities and shareholder's equity

Liabilities:

Accounts payable and accrued expenses	$ 35,951	$ 49,941

Commitments and contingencies

Shareholders' equity:

Common stock, $.001 par value, 20,000,000 shares authorized 8,568,200 and 9,018,000 shares issued and outstanding on December 31, 2003 and 2002, respectively,	8,568	9,018
Additional paid-in capital	1,996,680	2,121,230
Retained earnings	(851,862)	(1,048,732)

Total shareholders' equity	1,153,386	1,081,516

Total liabilities and shareholders' equity	$ 1,189,337	$ 1,131,457

AMERICA FIRST ASSOCIATES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues:

Commissions	$ 754,446	$ 297,848
Syndicate income		67,548
Gain on Investments	226,628	--
Interest and other income	8,878	16,408

Total Revenues	989,952	381,804

Expenses:

Employee compensation and benefits	302,660	273,217
Clearing charges	169,286	195,527
Loss on investments	--	331,546
Consulting and professional fees	44,319	18,336
Communications and data processing	19,884	23,988
Business development	16,982	10,121
Occupancy costs	131,120	51,300
Regulatory and registration fees	24,281	18,682
Depreciation and amortization	4,322	2,160
Travel and entertainment	13,968	30,724
Other expenses	66,260	49,584

Total expenses	793,082	1,005,185

Income (loss) before income taxes	196,870	(623,381)
Provision for income taxes	(79,000)	--
Tax benefit of loss carryforward	79,000

Net income (loss)	$ 196,870	$ (623,381)

Earnings (loss) per share
Basic and Dilutive	0.02	(0.07)

Weighted Average Common Stock Outstanding	8,855,260	9,018,000

The notes are an integral part of the Financial Statements

AMERICA FIRST ASSOCIATES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Number Of shares Outstanding	Common Stock	Paid-in Capital	Retained Earnings	Shareholder's Equity
Balance, January 1, 2002	9,018,000	$9,018	$2,121,230	$(425,351)	$1,704,897

Net loss	--	--	--	$(623,381)	(623,381)

Balance,
December 31, 2002	9,018,000	$ 9,018	$2,121,230	$(1,048,732)	$1,081,516

Common Stock
Purchased and retired	(449,800)	(450)	(124,550)	--	(125,000)

Net Income	--	--	--	196,870	196,870

Balance,
December 31, 2003	8,568,200	$ 8,568	$1,996,680	$(851,862)	$1,153,386

 The notes are an integral part of the Financial Statements

AMERICA FIRST ASSOCIATES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities
Net income (loss)	196,870	$ (623,381)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	4,322	2,160

Changes in assets and liabilities:
(Increase) Decrease in operating assets:
Due to/from from clearing organization-net	(80,981)	--
Securities owned	(372,700)	259,990
Prepaid expenses	(5,393)	(626)
Other assets	31,005	--
Increase (decrease) in operating liabilities:
Securities sold, not yet purchased	--	(19,962)
Accounts payable and accrued expenses	(13,990)	28,501

Net cash used by operating activities	(240,867)	(353,318)
Cash Flows from Financing Activities:
Purchase and retirement of common stock	(125,000)	--

Net decrease in cash	(365,867)	(353,318)

Cash, beginning	668,339	1,021,657

Cash, ending	$ 302,472	$ 668,339

Supplemental cash flow disclosure:
Income tax payments	$ 8,153	$ --

Interest payments	$ --	$ 165

Supplemental Disclosure of Noncash Investing Activity:

Write off of fully depreciated office furniture and equipment	$ 19,183

 The notes are an integral part of the Financial Statements

AMERICA FIRST ASSOCIATES CORPORATION
NOTES TO THE FINANCIAL STATEMENT

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

America First Associates Corp. (the Company) is a Delaware Corporation that was formed in 1995 with one office located at 94 Covert Ave., Stewart Manor, NY 11530. The Company is a reporting, non-trading public company that serves as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital activities. The Company principally engages in executing general securities transactions on behalf of its clients.

The Company operates principally under a clearance agreement with another broker-dealer organization. Under the agreement, the contracted broker-dealer assumes and maintains the Company's customer accounts and performs custodial functions regarding customer securities. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement. The Company also provides on-line brokerage services for its customers.

The Company transacts its business with customers located throughout the United States.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the Statement of Cash Flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

AMERICA FIRST ASSOCIATES CORPORATION NOTES TO THE FINANCIAL STATEMENT

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Financial Instruments

As of December 31, 2003, the carrying value of the Company' s financial instruments including cash, cash equivalents and cash deposits with clearing organization, receivables, accounts payable and accrued expenses approximate their fair values, based on the short-term maturities of these instruments.

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities. The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Securities Transactions Revenues

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

AMERICA FIRST ASSOCIATES CORPORATION
NOTES TO THE FINANCIAL STATEMENT

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions Revenues (Continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking Revenues

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions Income and Expenses

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees when earned are generally received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense in the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

AMERICA FIRST ASSOCIATES CORPORATION
NOTES TO THE FINANCIAL STATEMENT

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	2003	2002
Office Equipment	$ 8,390	$ 27,573
Accumulated Depreciation	8,390	(23,251)
	--	$ 4,322

Depreciation expenses were $4,322 and $2,160, for the years ended December 2003 and 2002, respectively.

NOTE 3. MARKETABLE SECURITIES

On December 31, 2003 and 2002 the Company owned the following type securities:

	Cost		Market Value
	2003	2002	2003	2002
Equities	$ 642,251	$ 264,721	$ 683,667	$ 309,989
Bonds(A)	100,000	100,000	100,599	101,577
Total	$ 742,251	$ 364,721	$ 784,266	$ 411,566
(A) Held as a deposit with the Company's clearing firm that maintains the customers accounts

Equities held on January 30, 2004 that were held on December 31, 2003 decreased in value by $4,233 or by less than 1%.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and broker-age activities with counterparties, primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issue of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

AMERICA FIRST ASSOCIATES CORPORATION
NOTES TO THE FINANCIAL STATEMENT

NOTE 5. LEASE OBLIGATIONS TO PRINCIPAL SHAREHOLDER

On April 2, 2003 the principal shareholder and officer of the Company purchased the office building currently occupied by the Company, located at 94 Covert Avenue, Stewart Manor, NY. The shareholder used personal funds and a bonus of $230,000 received from the Company in partial payment for the acquisition cost. The bonus was later rescinded and returned, to provide the Company with additional working capital.

The Company has leased the office space from the shareholder for a term of five years, with an option to extend the lease for additional five years. The lease began on April 2, 2003 and covers approximately 3,700 square feet. Aggregate annual future rentals for office space at December 31, 2003, are approximately as listed below:

2004	$ 60,000
2005	60,000
2006	60,000
2007	60,000
2008	60,000

$ 300,000

Rent expense for 2003 and 2002 were $121,300 and $51,300, respectively.

NOTE 6. COMMITMENTS AND CONTINGENCIES

On April 2, 1997, the Company entered an agreement with U.S. Clearing Corp. (the USCC), a registered broker-dealer and a member of New York Stock Exchange to provide a facility for its customers to buy and sell securities. All Company's customer and proprietary accounts whether cash, margin or delivery are placed with and cleared by the USCC.

The Company is solely responsible for all compliance, supervisory, and internal audit functions as they relate to its officers, employees, and associates. The Company is responsible for supervisory review of any accounts over which its officers, employees, or agents have discretionary authority. The NYSE, NASD, and SEC require the Company to be adequately knowledgeable regarding its customers and their investment objectives.

The USCC is responsible for complying with the NASD's Rules of Fair Practice, the Rules of Option Trading, and rules of other examining authorities.

AMERICA FIRST ASSOCIATES CORPORATION
NOTES TO THE FINANCIAL STATEMENT

NOTE 6. COMMITMENTS AND CONTINGENCIES (Continued)

The USCC has the custody of all securities in the accounts and registers them under the contract. For the securities that are traded over the counter, the USCC assumes the risk for the dealer with whom it executes transactions.

Under the agreement, the Company has financial liability under the following conditions:

1.	In the case of purchases or sales of securities in an account, until the client has satisfactorily made settlement with the necessary cleared funds or securities.
2.	Loss incurred in transactions with firms with which it deals on a principal basis.
3.	Customer transactions and maintenance margin calls, until actual and complete payment is made to the USCC.
4.	Losses incurred in connection with any check-writing privilege or debit or credit card services extended by a provider to the Company's customers introduced to the USCC.

In order to participate and takedown shares in an underwriting, the Company as a correspondent is required to have $250,000 in net capital and the Company Good Faith Deposit must be no less than 30% of its commitments.

NOTE 7. REPURCHASE OF SHARES

On August 21, 2003 the Company purchased from three of its shareholders 449,800 shares for $125,000, or $.28 per share. The three shareholders had originally paid $449,800 for the shares or $1 per share. The shares have been retired.

NOTE 8. PENSION PLAN

The Company has a defined contribution plan under section 401(K) of the Internal Revenue Code. The plan covers substantially all its employees, and provides for participants to defer salary, up to statutory limitations. The Company is not required to make a matching contribution.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

AMERICA FIRST ASSOCIATES CORPORATION
NOTES TO THE FINANCIAL STATEMENT

NOTE 9. NET CAPITAL REQUIREMENTS (Continued)

The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2003, the Company had net capital of $1,022,896, which was $922,896 in excess of its required net capital of $100,000. The Company's net capital ration was .04 to 1.

NOTE 10. INCOME TAXES

At December 31, 2003, the Company has net operating loss carryforwards of approximately $897,100 which expire in 2022. These net operating loss carryforwards may be used to offset future taxable income.

At December 31, 2003, the Company has recorded a deferred tax asset of $356,000 resulting primarily from net operating loss carryforwards. The valuation allowance of $356,000 has been recorded against the deferred tax asset since it is more likely than not that it will not be realized. The valuation allowance of $433,000, for 2002, was reduced by $79,000 to recognize the tax benefit of loss carryforward in 2003.

A reconciliation of income tax at the federal statutory income tax rate to total income taxes is as follows:

	2003	2002
Computed at the federal
Statutory rate of 34%	$ 66,000	$ (211,000)
State and local tax (benefit)	13,000	(62,000)
Benefit of Carryover	(79,000)	--
Valuation allowance adjustment	--	273,000
	$ --	$ --

NOTE 11. BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income, less the preferred stock dividend requirement), by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

SIGNATURES In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Form 10SB to its Registration Statement to be signed by the undersigned, thereunto duly authorized.

AMERICA FIRST ASSOCIATES CORP.
Date: March 31, 2004	By: /s/ Jospeph Ricupero
Joseph Ricupero, Chief Executive Officer, Financial Operations Officer

AMERICA FIRST ASSOCIATES CORPORATION

EXHIBIT 99(a)

        Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        In connection with the Quarterly Report of America First Associates Corporation (the "Company") on Form 10-SB, as filed with the Securities and Exchange Commission on the date hereof, I, Joseph Ricupero, Chief Executive Officer and Financial Operations Officer of the Company , certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge: (1) the quarterly report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and (2) the information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2004

/s/ Joseph Ricupero
Joseph Ricupero, Chief Executive Officer, Financial Operations Officer

 AMERICA FIRST ASSOCIATES CORPORATION

CONSENT OF CERTIFIED PUBLIC ACCOUNTANT

We consent to the incorporation by reference in this Form 10-SB of America First Associates Corporation of our report dated February 26, 2004, included in the Annual Report to Stockholders of America First Associates Corporation.

Bloom and Company S/Bloom and Company Hempstead, New York March 25, 2004

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

AMERICA FIRST ASSOCIATES CORPORATION

CONSENT OF CERTIFIED PUBLIC ACCOUNTANT

I consent to the incorporation by reference in this Form 10-SB of America First Associates Corporation of my report dated February 20, 2003, included in the Annual Report to Stockholders of America First Associates Corporation.

Joseph Troche, CPA S/ Joseph Troche, CPA Hastings on the Hudson, New York March 31, 2004

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATIONS

I, Joseph Ricupero, the Registrant's Chief Executive Officer, certify that:

1. I have reviewed this report on Form 10-SB of America First Associates Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have: a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function): a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2004

/s/Joseph Ricupero
Chief Executive Officer